Exhibit 99.1

Sandstorm Gold Announces Record Gold Sales in Third Quarter 2013

VANCOUVER, Nov. 5, 2013 /CNW/ - Sandstorm Gold Ltd. ("Sandstorm" or the "Company") (NYSE MKT: SAND, TSX: SSL) has released its unaudited results for the third quarter ended September 30, 2013 (all figures in U.S. dollars).

Third Quarter Highlights

•	Record Gold sales of 9,570 ounces (excluding Premier Royalty's attributable ounces).
•	Revenue of $15.4 million.
•	Average cash cost per ounce[1] of $430 resulting in cash operating margins[1] of $894 per ounce.
•	Operating cash flow of $8.6 million.
•	Acquired all of the outstanding common shares of Premier Royalty Inc. ("Premier Royalty").
•	Completed a $10 million loan to Luna Gold Corp. ("Luna") in accordance with the previously announced commitment to issue a non-revolving loan facility to Luna.
•	Amended the previously announced gold stream with Mutiny Gold Ltd. to a 2.6% gold stream on the Deflector mine.
•	Net loss of $2.0 million primarily due to a non-cash impairment charge of $3.2 million related to the conversion of the Bracemac-McLeod gold stream into a 0.6% net smelter return royalty, and an approximately $1.5 million increase in expenses arising from the Premier Royalty business combination.

Sandstorm President & CEO Nolan Watson commented, "We are encouraged by the record gold sales and strong operating cash flow during the quarter. Over the next twelve months we anticipate that our assets will continue to ramp up production, while our general and administrative expenses are expected to decrease materially due to cost cutting and other reductions which have been made subsequent to quarter end. Having over $90 million in cash on our balance sheet enables us to actively pursue new streams and royalties, with the focus on increasing the Company's per share value."

On October 4, 2013, Sandstorm closed its previously announced arrangement agreement whereby the Company acquired all the outstanding common shares of Premier Royalty. As part of a general and administrative cost reduction plan, a number of the management team and employees of Premier Royalty were released, resulting in one-time costs that will be recognized during the fourth quarter of 2013.

Outlook

Based on the Company's existing gold streams and excluding any attributable production relating to Premier Royalty, forecasted 2013 attributable production is between 33,000 and 37,000 gold equivalent ounces, increasing to approximately 60,000 gold equivalent ounces per annum by 2016. This growth is driven by the Company's portfolio of gold streams with mines, almost all of which are either currently producing or expected to commence production by 2015.

Webcast and Conference Call Details

A conference call will be held on Wednesday, November 6, 2013 starting at 9:30am PST to further discuss the third quarter results. To participate in the conference call use the dial-in numbers below. It is recommended that participants dial in five minutes prior to the commencement of the conference call. To access an audio webcast of the conference call, click here. The webcast will also be available on the Sandstorm website.

Local/International: 647-788-4916

North American Toll-Free: 877-214-4966

Sandstorm's Management's Discussion and Analysis (MD&A) and Financial Statements for the third quarter results will be accessible on the Company's website and on SEDAR at www.sedar.com. The Company has also completed a Form 6-K filing with the SEC that will be accessible on EDGAR at www.sec.gov/edgar.shtml.  Shareholders can request a hard copy of the MD&A and Financial Statements by emailing info@sandstormltd.com.

Note 1: Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including average cash cost per ounce of gold and cash operating margin. Average cash cost per ounce of gold is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Cash operating margin is calculated by subtracting the average cash cost per ounce of gold from the average realized selling price per ounce of gold. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives a gold streaming agreement. This agreement gives Sandstorm the right to purchase a percentage of the gold produced from a mine, for the life of the mine, at a fixed price per ounce. Sandstorm has acquired a portfolio of nine gold streams and twenty-five gold royalties, of which thirteen of the underlying mines are producing gold. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold stream agreements with Brigus Gold Corp., Colossus Minerals Inc., Entrée Gold Inc., Luna Gold Corp., Metanor Resources Inc., Mutiny Gold Ltd., Santa Fe Gold Corp., and SilverCrest Mines Inc., Rambler Metals and Mining plc.

For more information visit: www.sandstormgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. ("Sandstorm"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production.  Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions,  the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm"  in Sandstorm's annual report for the financial year ended December 31, 2012 available at www.sedar.com.  Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

SOURCE: Sandstorm Gold Ltd.

%CIK: 0001434614

For further information:

Sandstorm Gold Ltd.
Erfan Kazemi, Chief Financial Officer
(604) 689-0234

Denver Harris, Investor Relations Contact
(604) 628-1178

CO: Sandstorm Gold Ltd.

CNW 18:00e 05-NOV-13